UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of _July, 2003
                                   ----------

                          GRUPO IUSACELL, S.A. de C.V.

--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                       Prol. Paseo de la Reforma 1236 Col.
                           Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will fill annual
reports under cover of Form 20-F or Form 40-F:  Form 20-F   X    Form 40-F
                                                          -----            ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of
1934.  Yes   X          No
           -----          -----

Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 16, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            GRUPO IUSACELL, S.A. DE C.V.



Date: July 16, 2003                 /s/  Russell A. Olson
                                   ---------------------------------------------
                                         Name:   Russell A. Olson
                                         Title:  Executive Vice President and
                                                 Chief Financial Officer

                        Iusacell Announcement

    MEXICO CITY--(BUSINESS WIRE)--July 16, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL)(the "Company") previously publicly announced that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular"), received an additional extension of the temporary Amendment and Waiver (the "Amendment") of certain provisions and defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement").
    As extended, the Amendment is now scheduled to expire on August 14, 2003. The Amendment contains covenants, expiring on August 14, 2003, which restrict Iusacell Celular from making any loans, advances, dividends or other payments to the Company and require a proportionate prepayment of the loan under the Credit Agreement if Iusacell Celular makes any principal or interest payments on any of its indebtedness for borrowed money, excluding capital and operating leases.
    Accordingly, Iusacell Celular has determined that, pending agreement with its lenders on a restructuring plan, it will not make the US$7.5 million interest payment due on July 15, on its 10% bonds due 2004. Iusacell Celular has a 30-day period after July 15 within which to make the interest payment. If the interest payment is not made within the 30-day period, an event of default would occur under the Indenture governing the bonds, and the bondholders would have the right to declare the principal of and accrued interest under the bonds due and payable or take other legal actions specified in the Indenture, as they deem appropriate.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell)(NYSE:CEL)(BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

    CONTACT: Grupo Iusacell S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx